Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/10/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 151 West 42nd Street, New York, NY 10036

26000054

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301-978-8400 (Telephone) ______ (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim (Name) Senior Associate General Counsel (Title) 646-420-7816 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca, EVP and Chief Legal Officer
   805 King Farm Blvd, Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify): ______

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 09/20/1976 (b) State/Country of formation: Delaware
(c) Statute under which applicant was organized: ______

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/10/26 (MM/DD/YY) — Nasdaq BX, Inc. (Name of applicant)

By: [signature] Date: 2026.02.10 13:45:52 -05'00' (Signature) — John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq BX, Inc. is making this filing without notarization.

Nasdaq
151 West 42nd Street, NY 10036 USA | Nasdaq.com

February 10, 2026

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq BX, Inc. ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibit C, which are enclosed.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Exhibit C

Recent Nasdaq Entity Changes:

- **Nasdaq Singapore Pte. Ltd** - change in registered office, effective January 28, 2026, to 16 Collyer Quay, #17-00 Collyer Quay Centre, Singapore-049318.
- **Volos Portfolio Solutions, Inc.** – newly acquired Delaware entity, a wholly owned subsidiary of Nasdaq, Inc.—effective December 22, 2025. Its registered address is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801.
    - Volos provides financial Indexes and technology for institutional investors.
    - Officer Appointments
        - Erika Moore - President and Secretary; Sole Member of the Board of Directors
        - Dana Laidhold - Treasurer
        - Marc Samuel - Assistant Treasurer
        - Tushar Mehta - Assistant Treasurer